UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 30, 2022, Guardforce AI Co., Limited (the “Company”) issued a press release announcing a collaboration agreement with Hong Kong Industrial Artificial Intelligence and Robotics Centre Limited (FLAIR), founded by the Hong Kong Productivity Council (HKPC), to work together on developing Robotics-as-a-Service (RaaS) solutions and artificial intelligence (AI) cloud platforms worldwide. A copy of that press release is attached as Exhibit 99.1 hereto.

This current report of Form 6-K and the attached Exhibit 99.1 press release are incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission on January 5, 2022, (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Securities and Exchange Commission on February 9, 2022, and (iii) the prospectus dated June 14, 2022 contained in the Company’s post-effective amendment no. 1 to the Form F-1 registration statement on Form F-3 (SEC File No. 333-258054) declared effective by the Securities and Exchange Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: Guardforce AI Announces Collaboration with Hong Kong Industrial Artificial Intelligence and Robotics Centre to Develop Worldwide Robotics Solutions and AI Cloud Platforms, June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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